UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35302

ENTEGRA FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

14 One Center Court

Franklin, North Carolina

(828) 524-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, First-Citizens Bank & Trust Company, as successor by merger to Entegra Financial Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRST-CITIZENS BANK & TRUST COMPANY, As successor by merger to Entegra Financial Corp.

Date: January 13, 2020	By:	/s/ Craig L. Nix
	Name: Title:	Craig L. Nix Chief Financial Officer

* Pursuant to the Agreement and Plan of Merger, dated April 23, 2019, by and among Entegra Financial Corp. (“Entegra”), First Citizens BancShares, Inc. (“BancShares”), First-Citizens Bank & Trust Company (“FCB”), a direct, wholly-owned subsidiary of BancShares, and FC Merger Subsidiary VII, Inc., a direct, wholly-owned subsidiary of FCB (“Merger Sub”), Merger Sub merged with and into Entegra, with Entegra continuing as the surviving corporation, and immediately thereafter, Entegra merged with and into FCB, with FCB as the surviving corporation.